SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Brookfield MLP & Energy Infrastructure Income Fund Inc.

Address of Principal Business Office:

Brookfield MLP & Energy Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

Telephone Number:

1-800-497-3746

Name and address of agent for service of process:

Brian F. Hurley

Brookfield MLP & Energy Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES ☒  NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York, and the state of New York on the 7th day of March, 2014.

[SEAL]

Brookfield MLP & Energy Infrastructure Income Fund Inc.
(Name of Registrant)

		By:	/s/ Jonathan C. Tyras
Jonathan C. Tyras
Director

Attest:	/s/ Angela W. Ghantous
Angela W. Ghantous
Treasurer